SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)1

BERLINER COMMUNICATIONS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.00002 PER SHARE
(Title of Class of Securities)

670099100
(CUSIP Number)

copy to:

Thom Waye	Kevin W. Waite, Esq.
Sigma Capital Advisors, LLC	Moomjian, Waite, Wactlar & Coleman, LLP
800 Third Avenue	100 Jericho Quadrangle
Suite 1701	Suite 225
New York, New York 10022	Jericho, New York 11753

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE  notes).

CUSIP No. 670099100	13D	Page 2 of 10 Pages

1.		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sigma Opportunity Fund, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☐
(b) ☒

3.		SEC USE ONLY

4.		SOURCE OF FUNDS *

OO

5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7.	SOLE VOTING POWER	4,489,795
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	-0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	4,489,795
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,489,795

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.37% (1)

14.	TYPE OF REPORTING PERSON *
OO - Limited Liability Company

(1)  See footnote no. 1 of Item 5 of this Amendment which is incorporated herein by reference.

CUSIP No. 670099100	13D	Page 3 of 10 Pages

1.		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sigma Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☐
(b) ☒

3.		SEC USE ONLY

4.		SOURCE OF FUNDS *

OO

5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7.	SOLE VOTING POWER	7,994,789 (1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	-0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	7,994,789 (1)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,994,789 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.31% (2)

14.	TYPE OF REPORTING PERSON *
OO - Limited Liability Company

(1) Consists of 7,819,789 shares of Common Stock and 175,000 shares of Common Stock underlying warrants.
(2)  See footnote no. 1 of Item 5 of this Amendment which is incorporated herein by reference.

CUSIP No. 670099100	13D	Page 4 of 10 Pages

1.		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sigma Capital Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☐
(b) ☒

3.		SEC USE ONLY

4.		SOURCE OF FUNDS *

OO

5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7.	SOLE VOTING POWER	7,994,789 (1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	-0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	7,994,789 (1)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,994,789 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.31% (2)

14.	TYPE OF REPORTING PERSON *
OO - Limited Liability Company

(1)  Consists of 7,819,789 shares of common stock and 175,000 shares of common stock underlying warrants.
(2)  See footnote no. 1 of Item 5 of this Amendment which is incorporated herein by reference.

CUSIP No. 670099100	13D	Page 5 of 10 Pages

1.		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sigma Berliner, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☐
(b) ☒

3.		SEC USE ONLY

4.		SOURCE OF FUNDS *

OO

5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7.	SOLE VOTING POWER	2,170,407
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	-0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	2,170,407
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,170,407

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.08% (1)

14.	TYPE OF REPORTING PERSON *
OO - Limited Liability Company

(1)  See footnote no. 1 of Item 5 of this Amendment which is incorporated herein by reference.

CUSIP No. 670099100	13D	Page 6 of 10 Pages

1.		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thom Waye

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☐
(b) ☒

3.		SEC USE ONLY

4.		SOURCE OF FUNDS *

OO

5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF	7.	SOLE VOTING POWER	8,019,789 (1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	-0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	8,019,789 (1)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,019,789 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.34% (2)

14.	TYPE OF REPORTING PERSON *
IN

(1) Consists of 7,844,789 shares of common stock and 175,000 shares of common stock underlying warrants.
(2) See footnote no. 1 of Item 5 of this Amendment which is incorporated herein by reference.

*SEE INSTRUCTIONS BEFORE FILLING OUT
INTRODUCTION

This Amendment No. 2 (“Amendment”) amends and supplements the Schedule 13D, dated December 29, 2006, as amended by Amendment No. 1, dated April 18, 2008 (collectively, the “Schedule 13D”), filed by Sigma Opportunity Fund, LLC (“Sigma Fund”), Sigma Capital Advisors, LLC (“Sigma Advisors”), Sigma Capital Partners, LLC (“Sigma Partners”), Sigma Berliner, LLC (“Sigma Berliner”) and Thom Waye, as specifically set forth herein.  Except as amended hereby, the information in the Schedule 13D remains accurate in all respects.  Capitalized terms used and not otherwise herein defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

On February 26, 2010, Sigma Opportunity Fund II, LLC (“Sigma Fund II”) and Sigma Advisors, respectively, acquired 1,000,000 and 55,931 shares of Common Stock from a third party in connection with a right obtained due to the nonpayment of $359,589 on a loan made by Sigma Fund II to the third party.

Item 5.   Interest in Securities of the Issuer.

(a)(i)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Fund: 4,489,795
Percentage: 6.37% (1)

(ii)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Advisors: 7,994,789
Percentage: 11.31% (1)

(iii)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Partners: 7,994,789
Percentage: 11.31% (1)

(iv)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Berliner: 2,170,407
Percentage: 3.08% (1)

(v)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Thom Waye: 8,019,789
Percentage: 11.34% (1)

(1)           Computed on the basis of 70,523,230 shares of Common Stock issued and outstanding as set forth in the Issuer’s preliminary information statement on Schedule 14C filed with the Securities and Exchange Commission on February 16, 2010 (the “Schedule 14C”).  As set forth in the Schedule 14C, upon filing of the Charter Amendment (as defined in the Schedule 14C), the Issuer’s outstanding shares of series A preferred stock will automatically be converted into Common Stock and 136,403,330 shares of Common Stock will be issued and outstanding.  Assuming such conversion, the beneficial ownership of the Reporting Persons would be as follows: Sigma Fund-3.30%; Sigma Advisors-5.85%; Sigma Partners-5.85%; Sigma Berliner-1.60%; and Thom Waye-5.87%.

7

(b)(i)	1. Sole power to vote or to direct vote: 4,489,795

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the
disposition:  4,489,795

4. Shared power to dispose or to direct the
disposition -0-

(ii)          1. Sole power to vote or to direct vote:  7,994,789

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the
disposition:  7,994,789

4. Shared power to dispose or to direct the
disposition -0-

(iii)         1. Sole power to vote or to direct vote:  7,994,789

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the
disposition:  7,994,789

4. Shared power to dispose or to direct the
disposition -0-

(iv)         1. Sole power to vote or to direct vote:  2,170,407

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the
disposition:  2,170,407

4. Shared power to dispose or to direct the
disposition -0-

(v)          1. Sole power to vote or to direct vote:  8,019,789

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the
disposition:  8,019,789

4. Shared power to dispose or to direct the
disposition -0-

(c)  The transactions effected with respect to the Common Stock within the past 60 days of the date hereof by the Reporting Persons are as follows: (i) as described in Item 3 of this Amendment; and (ii) on January 4, 2010, the Issuer granted 29,166 shares of Common Stock to Sigma Advisors in payment of directors’ fees.

8

(d)  No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)  On January 27, 2010, Sigma Berliner ceased to be the beneficial owner of more than five (5%) percent of the Issuer’s Common Stock.

9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2010

SIGMA OPPORTUNITY FUND, LLC
BY:	SIGMA CAPITAL ADVISORS, LLC
BY:	Kevin W. Waite, Authorized Representative

/s/ Kevin W. Waite
Kevin W. Waite

SIGMA BERLINER, LLC
BY:	SIGMA CAPITAL ADVISORS, LLC
BY:	Kevin W. Waite, Authorized Representative

/s/ Kevin W. Waite
Kevin W. Waite

SIGMA CAPITAL ADVISORS, LLC
BY:	Kevin W. Waite, Authorized Representative

/s/ Kevin W. Waite
Kevin W. Waite

SIGMA CAPITAL PARTNERS, LLC
BY:	Kevin W. Waite, Authorized Representative

/s/ Kevin W. Waite
Kevin W. Waite

Thom Waye
BY:	Kevin W. Waite, By Power of Attorney

/s/ Kevin W. Waite
Kevin W. Waite

10